November 13, 2007

Via U.S. Mail and Facsimile

J.T. Malugen
Chief Executive Officer
Movie Gallery, Inc.
900 West Main Street
Dothan, Alabama 36301

      RE: Movie Gallery
              Form 10-K for the fiscal year ended December 31, 2006
              Form 10-Q for the quarterly period ended July 1, 2007
              File No. 0-24548

Dear Mr. Malugen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Linda Cvrkel
                      Branch Chief

Via facsimile: Thomas D. Johnson, Chief Financial Officer
                  (334) 836-3728